SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006,
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED
for the transition period from                      to
Commission file number 1-16427
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Certegy Inc 401(k) Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fidelity National Information Services, Inc., 601 Riverside Ave., Jacksonville, FL 32204
REQUIRED INFORMATION
Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

CERTEGY INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

CERTEGY INC. 401(k) PLAN
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Fidelity National Information Services, Inc. Group Plans Committee:
We have audited the accompanying statements of net assets available for benefits of Certegy Inc. 401(k) Plan (the “Certegy Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Certegy Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As further described in Note 6, the Certegy Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.
/S/ KPMG LLP
June 26, 2007
Jacksonville, Florida
Certified Public Accountants

CERTEGY INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$90,506,458	81,635,429
Employee contribution receivable	247,683	—
Employer contribution receivable	1,662,131	1,722,341

Net assets available for benefits, at fair value	92,416,272	83,357,770

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	35,598	42,572

Net assets available for benefits	$92,451,870	83,400,342

See accompanying notes to the financial statements.

CERTEGY INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005

Additions:
Investment income:
Net appreciation in value of investments	$8,232,882	7,532,558
Interest	109,616	91,154
Dividends	268,286	138,358

Total investment income	8,610,784	7,762,070

Contributions:
Participant	6,928,283	6,924,857
Employer	1,662,131	1,722,341
Rollovers from qualified plans	610,313	571,890

Total contributions	9,200,727	9,219,088

Total additions	17,811,511	16,981,158

Deductions:
Benefits paid to participants	(8,759,983)	(5,517,831)

Total deductions	(8,759,983)	(5,517,831)

Net increase	9,051,528	11,463,327
Net assets available for benefits:
Beginning of year	83,400,342	71,937,015

End of year	$92,451,870	83,400,342

See accompanying notes to the financial statements.

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Certegy Inc. 401(k) Plan (the “Certegy Plan”) provides only general information. Participants should refer to the Certegy Plan agreement for more complete information.
(a)	General

The Certegy Plan is a defined contribution plan, which became effective July 3, 2001 and is subject to the Employee Retirement Income Security Act of 1974, as amended. Generally, all U.S. salaried employees of the participating companies of Certegy Inc. (the “Company” or “Certegy”) and its subsidiaries are eligible to participate in the Plan upon hire.

On September 14, 2005, Certegy entered into a definitive merger agreement with Fidelity National Information Services, Inc. (“FIS”) under which Certegy and FIS would combine operations to form a single publicly traded company called FIS (NYSE:FIS). On January 26, 2006, Certegy’s shareholders approved the merger which was subsequently consummated on February 1, 2006. As part of the merger agreement, the employees received substantially the same benefits of the Certegy Plan during 2006.

(b)	Contributions

Each participant may make basic contributions of up to 2% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis, as defined in the Certegy Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. The Company will match 100% of basic contributions made by participants during the Certegy Plan year. Participants may also make contributions of the next 3% to 6% of total salary, which is referred to as plus contributions. The Company match on plus contributions is discretionary. The Company elected not to make any contributions relative to plus contributions in 2006 or 2005. In addition, each nonhighly compensated participant may elect to make supplemental contributions of the next 7% to 20% of gross pay on a pretax or after-tax basis through payroll deductions, subject to certain limits. Supplemental contributions are not matched.

Matching contributions are net of any in-service after-tax withdrawals, lump-sum cash contributions, and roll-over contributions. Employer contributions may not exceed the maximum amount which is deductible under the Internal Revenue Code (the “Code”) or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to retirement, disability or death, or a participant is age 65 or older upon termination. Effective February 1, 2006, matching contributions are automatically invested in the Fidelity National Information Services Stock Fund (“FSF”). For 2005, matching contributions were automatically invested in the Certegy Stock Fund. However, once the initial contribution is made, the participant can transfer all or a part of the match from the FSF to any of the available investment options.

Matching contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined as of the end of the Plan year. Earnings on these deposits are accumulated and may be used to reduce the total cash required for the Company matching contribution. The required Company match for 2006 of $1,662,131 was funded in early 2007. The required Company match for 2005 of $1,722,341 was funded in early 2006.

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2006 and 2005
(c)	Participant Accounts

Individual accounts are maintained for each of the Certegy Plan’s participants to reflect the participant’s share of the Certegy Plan’s earnings and losses, matching contributions, and the participant’s contributions. Allocations of earnings and losses are based on relative account balances and investment elections, as defined.

(d)	Vesting

Participants’ and the Company’s contributions and earnings on contributions are at all times vested with those participants upon allocation.

(e)	Loans to Participants

The Certegy Plan permits loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant’s vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant. Interest rates ranged from 5% to 10.5% on loans outstanding as of December 31, 2006 and 2005.

(f)	Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59 1/2. Upon occurrence of one of these events and upon the election of the participant, the Certegy Plan will distribute to the participant a portion or all of the participant’s account balance as specified in the Plan document. This lump-sum distribution is payable in cash, common stock, or a combination of the two at the participant’s election.

If a participant’s account balance is less than $1,000 upon retirement or termination, a distribution of the participant’s account will be made automatically. Prior to March 28, 2005, if a participant’s account balance was less than $5,000 upon retirement, a distribution of the participant’s account was made automatically. If a participant’s account balance is greater than $1,000 and is less than $5,000 upon retirement or termination, the participant may choose to take a lump-sum distribution, roll over the entire vested benefit into another qualified retirement plan or Individual Retirement Account, or leave the benefit in the Certegy Plan.

The after-tax portion of a participant’s account balance is available for withdrawal at any time. In-service withdrawals of the Company-matching portion of a participant’s account are not allowed.

(g)	Administration

The trustee of the Certegy Plan is SunTrust Banks, Inc. (“SunTrust” or “Trustee”). Financial Administrative Services Corporation (“FASCorp”) performs participant record keeping and other administrative duties for the Certegy Plan. For 2005 and until January 31, 2006, the Certegy Inc.

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2006 and 2005
Group Plans Committee was appointed by the Company’s board of directors and oversaw the Certegy Plan’s operations. Effective February 1, 2006, the Fidelity National Information Services, Inc. Group Plans Committee oversees the Certegy Plan’s operations.
(h)	Administrative Expenses

The Certegy Plan provides that all administrative expenses are paid by the Certegy Plan. However, the Company may, in its sole discretion, choose to pay all or part of these expenses. Accordingly, all Certegy Plan expenses in 2006 and 2005 were paid by FIS and Certegy, respectively.

(i)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. At December 31, 2006 and 2005, the investment options consisted of one common stock fund, two common/collective trust funds, one money market fund, fourteen publicly traded mutual funds, including various mutual funds managed by SunTrust affiliates. Investments in the Company’s common stock fund are through a unitized fund, which includes an investment in a money market fund for liquidity purposes. The balances for participants who previously invested in shares of Equifax Inc. (“Equifax”) common stock under the Equifax 401(k) Plan were transferred into a frozen Equifax Stock Fund. The fund appreciates and depreciates with the value of the Equifax common stock, but participants can no longer make contributions into the Equifax Stock Fund.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Certegy Plan are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires the Certegy Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Certegy Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Concentration of Investments

Included in the Certegy Plan’s net assets available for benefits at December 31, 2006 are investments in Employer common stock (362,565 shares) amounting to $17,187,948 whose value represents approximately 18.6% of the Certegy Plan’s net assets.

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2006 and 2005
Included in the Certegy Plan’s net assets available for benefits at December 31, 2005 are investments in Employer common stock (399,577 shares) amounting to $17,433,067 whose value represents approximately 21% of the Certegy Plan’s net assets.
(e)	Investment Valuation and Income Recognition

The Certegy Plan’s investments, except the SunTrust Retirement Stable Asset Fund, are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Certegy Plan at year-end. The common/collective trust fund investments and the corporate bond fund are valued based on the underlying unit values reported by the respective fund’s audited financial statements as of the Certegy Plan’s year-end. The common stock of FIS and Equifax are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value as of the Certegy Plan’s year-end.

The SunTrust Retirement Stable Asset Fund is a common/collective trust fund that invests in guaranteed investment contracts and synthetic investment contracts and is valued as determined by SunTrust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Reclassifications

Certain amounts in 2005 have been reclassified to conform to the 2006 financial statement presentation.
(3)	Investments
Investments that represent 5% or more of the Certegy Plan’s net assets, at fair value, as of December 31, 2006 and 2005 are as follows:

	2006	2005
FIS common stock (formerly Certegy common stock)	$17,187,948	17,433,067
SunTrust Retirement 500 Index Fund Class BSU-50B	8,182,854	7,161,405
Goldman Sachs Mid Value Fund-A	7,740,696	7,926,418
STI Classic Small Cap Value Equity I Fund	7,735,469	6,667,140
STI Classic Prime Quality Money Market Fund	6,336,007	5,281,792
Equifax, Inc. common stock	5,969,356	6,779,721
T. Rowe Price Mid-Cap Growth Fund-R	4,889,776	4,261,101
STI Classic Life Vision Growth & Inc. I Fund	4,824,612	4,393,006
All other investments less than 5%	27,639,740	21,731,779

	$90,506,458	81,635,429

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2006 and 2005
As stated in Notes 2(e) and 6, the SunTrust Retirement Stable Asset Fund, which is deemed to be fully-benefit-responsive, is stated at fair value in the Statement of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2006 and 2005 was $4,312,362 and $4,109,456, respectively. The contract value of the fund as of December 31, 2006 and 2005, which is a component of net assets available for benefits, totaled $4,347,960 and $4,152,028, respectively. During 2006 and 2005, this fund yielded approximately 4.85% and 3.68%, respectively.

During 2006 and 2005, the Certegy Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

	2006	2005
Employer Common Stock (FIS, formerly Certegy)	$1,398,676	2,247,257
Common Stock	331,142	1,954,548
Common/collective trust funds	1,181,278	406,937
Mutual funds	5,286,188	2,881,244

Net appreciation in fair value of investments	8,197,284	7,489,986

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	35,598	42,572

Net appreciation in value of investments	$8,232,882	7,532,558

(4)	Related-Party Transactions
Certain Certegy Plan investments are shares of common/collective trust funds and mutual funds managed by SunTrust Investments (“SunTrust”). SunTrust is the trustee as defined by the Certegy Plan, and therefore, these transactions qualify as party-in-interest transactions. Transactions involving shares of the common stock of FIS are also parties-in-interest transactions.
(5)	Income Tax Status
The Certegy Plan has received a determination letter from the Internal Revenue Service dated July 26, 2002, stating that the Certegy Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Certegy Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended (and restated), is qualified and the related trust is tax exempt.
(6)	New Accounting Pronouncements
As of December 31, 2006, the Certegy Plan adopted Financial Accounting Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“SOP 94-4-1”). SOP 94-4-1 requires the Statement of Net Assets Available for Benefits present the fair

CERTEGY INC. 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2006 and 2005
value of the Certegy Plan’s investments as well as an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. SOP 94-4-1 was applied retroactively to the prior period.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out framework for measuring fair value, and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
(7)	Subsequent Events
On March 1, 2007, the Certegy Plan merged into the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “FIS Plan”). This resulted in a transfer of approximately $91.6 million in plan assets from the Certegy Plan to the FIS Plan.
(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net assets available for benefits per the financial statements	$92,451,870
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,598)

Net assets available for benefits per the Form 5500	$92,416,272

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2006:

Total investment income per the financial statements	$8,610,784
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,598)

Total investment income per the Form 5500	$8,575,186

SUPPLEMENTAL SCHEDULE

CERTEGY INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest, number of shares,		Current
	lessor or similar party	collateral, par or maturity value	Cost	value
	Employer common stock:
(1)	Fidelity National Information Services, Inc. (formerly Certegy Inc.)	Common stock (unitized fund), 362,565 shares	(2)	$17,187,948

	Common stock:
	Equifax Inc.	Common stock (unitized fund), 138,690 shares	(2)	5,969,356

	Common/collective trust funds:
(1)	SunTrust Investments	SunTrust Retirement Stable Asset Fund, 115,027 shares	(2)	4,312,362
(1)	SunTrust Investments	SunTrust Retirement 500 Index Fund Class BSU-50B, 743,909 shares	(2)	8,182,854

	Money market funds:
(1)	SunTrust Investments	STI Classic Prime Quality Money Market Fund, 6,332,304 shares	(2)	6,336,007

	Mutual funds:
	MFS Funds	MFS Massachusetts Investors Growth Fund, 141,809 shares	(2)	1,956,965
	Putnam Funds	Putnam International Equity Fund-A, 115,502 shares	(2)	3,618,690
	Templeton Funds	Templeton Foreign Fund A, 206,769 shares	(2)	2,820,331
	Goldman Sachs	Goldman Sachs Mid Value Fund-A, 200,380 shares	(2)	7,740,696
(1)	SunTrust Investments	STI Classic Small Cap Value Equity I Fund, 469,385 shares	(2)	7,735,469
(1)	SunTrust Investments	STI Classic Life Vision Aggressive Growth I Fund, 87,917 shares	(2)	1,123,583
(1)	SunTrust Investments	STI Classic Life Vision Moderate Growth I Fund, 248,640 shares	(2)	2,735,045
(1)	SunTrust Investments	STI Classic US Government Securities I Fund, 92,289 shares	(2)	947,806
	MFS Funds	MFS New Discovery Fund, 48,900 shares	(2)	946,700
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund-R, 92,504 shares	(2)	4,889,776
	AllianceBernstein Funds	AllianceBernstein Growth & Income Fund, 684,529 shares	(2)	3,039,307
(1)	SunTrust Investments	STI Classic Capital Appreciation Fund I, 58,630 shares	(2)	759,846
(1)	SunTrust Investments	STI Classic Life Vision Growth & Inc. I Fund, 379,592 shares	(2)	4,824,612
	MFS Funds	MFS Research Bond Fund-A, 386,703 shares	(2)	3,870,893

	Participant loans	Varying maturities and interest rates from 5% to 10.5% for 2006. A total of 277 loans are outstanding.		1,508,212

				$90,506,458

(1)	Represents a party-in-interest.

(2)	Cost information has not been included because investments are participant directed.
See accompanying report of independent registered public accounting firm.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Certegy Inc. 401(k) Plan

Date: June 28, 2007	/s/ KELLY FEESE

KELLY FEESE
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG LLP